Stradley Ronon Stevens & Young, LLP
2005 Market Street, Suite 2600
Philadelphia, PA  19103-7098
Telephone  215.564.8000
Fax  215.564.8120
www.stradley.com

Michael P. O'Hare

mohare@stradley.com

215.564.8198

October 1, 2012

Via EDGAR
Mr. Howie Hallock
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549-9303

Re:	Jacob Funds Inc. (the “Registrant”) (File Nos. 333-183647 and 811-09447) Response to SEC Staff Comments on Filing Pursuant to Rule 485(a)

Dear Mr. Hallock:

On behalf of the above-referenced Registrant, the following are responses to the SEC Staff’s comments, provided via telephone, with regard to Post-Effective Amendment No. 18, Amendment No. 21 to the Registant’s Registration Statement on Form N-1A (the “Amendment”), filed with the U.S. Securities and Exchange Commission (“SEC”) on August 30, 2012, pursuant to Rule 485(a)(2) under the Securities Act of 1933, as amended (“1933 Act”).  The Registrant filed the Amendment for the purposes of (1) registering one new series of the Registrant, designated as the Jacob Micro Cap Growth Fund series, including Investor Class shares and Institutional Class shares; and (2) adding Institutional Class shares to the Jacob Small Cap Growth Fund, an existing series of the Registrant.

The Jacob Micro Cap Growth Fund is being formed to serve as the successor fund to the Jacob Micro Cap Growth Fund (formerly PineBridge US Micro Cap Growth Fund) series of Jacob Funds II (formerly PineBridge Mutual Funds) following a proposed reorganization of the Jacob Micro Cap Growth Fund series of Jacobs Funds II into the Jacob Micro Cap Growth Fund series of the Registrant. The Jacob Small Cap Growth Fund is serving as the successor fund to the Jacob Small Cap Growth Fund II (formerly PineBridge US Small Cap Growth Fund) series of Jacob Funds II following a proposed reorganization of the Jacob Small Cap Growth Fund II into the Jacob Small Cap Growth Fund.  On August 30, 2012, the Registrant filed a Registration Statement on Form N-14 (effective October 1, 2012) to register the shares of the relevant series that will be issued in the reorganizations.

As discussed with the Staff, immediately following this Amendment we plan to file correspondence requesting that the Staff accelerate the effectiveness of this Amendment so that the Registrant can attach an effective prospectus for each series of the Registrant to the combined N-14 proxy statement/prospectus when seeking shareholder approval of the proposed fund reorganizations.  Such an accelerated timing approach would be consistent with the desire of the Boards and advisers of the affected funds to accomplish the reorganizations as quickly as possible in the best interests of fund shareholders.

In connection with the Registrant’s responses to the Staff’s comments on the Amendment, as requested by the Staff, the Registrant acknowledges that:  (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in the Registrant’s filings; (ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and (iii) the Registrant may not assert Staff comments as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

Prospectus Comments

1.  Comment:  For the Jacob Internet Fund and Jacob Micro Cap Growth Fund, consider moving the information included in the fee waiver footnotes to total annual fund operating expenses later in the prospectus as the fee waivers are not currently in effect.

Response:  The requested changes have been made. Information regarding fee waiver agreements applicable to the funds are included in the prospectus under the section Fund Management—Adviser’s Fees.

2.  Comment:  For each Fund, please indicate more specifically what “non-routine” expenses are excluded from the expense cap on total annual fund operating expenses pursuant to the fee waiver agreement for each Fund (e.g., clarify whether the term refers to extraordinary expenses).

Response:  The Registrant has revised the relevant language to refer to “extraordinary,” rather than “non-routine,” expenses.

3.  Comment:  For each Fund, please confirm supplementally whether the expense limitation arrangement excludes acquired fund fees and expenses if the funds intend to invest in other investment companies.

Response:  As a matter of principal investment strategy, the Funds invest directly in portfolio securities, and none of the Funds should be expected to invest in other investment companies to any appreciable extent.  The expense limitation arrangements only applied to direct Fund expenses and, therefore, the Advisor's fee waiver commitment does not extend to acquired fund fees and expenses.  The prospectus disclosure has been clarified in this regard.

4.  Comment:  In the Item 4 principal investment strategies disclosure for each Fund, consider shortening or otherwise moving the language regarding temporary defensive strategies, while retaining a more detailed discussion of temporary defensive strategies under Item 9.

Response:  The requested changes have been made. The registrant has moved or otherwise incorporated the temporary defensive strategy language from the Item 4 principal investment strategies disclosure into the existing temporary defensive strategy language in Item 9.

5.  Comment:  For the Jacob Wisdom Fund, consider adding credit risk in addition to fixed income risk in light of the Fund’s investment strategies.

Response:  The requested change has been made. Additional disclosure has been added to Fixed Income Risk (Item 4 and Item 9) to address credit risk specifically.

6.  Comment:    For the Jacob Small Cap Growth Fund and Jacob Micro Cap Growth Fund, consider including the market capitalization index ranges under the Item 4 principal investment strategies disclosure in addition to the Item 9 disclosure. Please confirm supplementally the manner in which the funds will address market appreciations.

Response:  The requested changes have been made to include the market capitalization ranges in the Item 4 principal investment strategies summary disclosure. In response to the Staff’s comment, the Registrant notes that the Item 4 and Item 9 language for both the Jacob Small Cap Growth Fund and Jacob Micro Cap Growth Fund discloses that each Fund seeks to invest at least 80% of its assets in small or micro capitalization companies, respectfully, and that such companies are defined by capitalization ranges applicable at the time of purchase. The Registrant does not propose to make any additional revisions to the principal investment strategy disclosure in response to the Staff’s comment.

7.  Comment:  For the Jacob Small Cap Growth Fund and Jacob Micro Cap Growth Fund, consider removing Real Estate Investment Trust Risk and Convertible Securities Risk from the Item 4 and Item 9 disclosures depending on the extent to which each Fund invests in such equity securities.

Response:    For both the Jacob Small Cap Growth Fund and Jacob Micro Cap Growth Fund, Real Estate Investment Trust Risk and Convertible Securities Risk have been removed in response to the Staff’s comment, as the corresponding investment strategies are not currently principal strategies for each Fund.

8.  Comment:  Please confirm supplementally why no performance or financial information is present for the predecessor fund of the Jacob Micro Cap Growth Fund as contemplated by the proposed reorganization.

Response:  There is no performance or financial information presented for the Jacob Micro Cap Growth Fund because the Fund had not commenced investment operations as of the date of the registration statement. The Jacob Micro Cap Growth Fund series of Jacob Funds Inc. will be the successor to the Jacob Micro Cap Growth Fund series of Jacob Funds II (the “predecessor fund”) pursuant to a proposed reorganization that is expected to take place in the fourth quarter of 2012. Accordingly, once the reorganization is complete, the predecessor fund will be the accounting survivor for financial statement and performance reporting purposes. However, as of the date of the registration statement, the reorganization has not yet been approved by the shareholders of the predecessor fund and has not occurred.

Statement of Additional Information Comment

1.  Comment: For the Jacob Wisdom Fund, Jacob Small Cap Growth Fund, and Jacob Micro Cap Growth Fund, consider updating the fundamental policy that restricts each Fund’s ability to make investments that result in the concentration of its total assets (as defined in the Investment Company Act of 1940, as amended (the “1940 Act”), or otherwise interpreted) in light of subsequent staff interpretations since the fundamental policy was adopted (for the Jacob Wisdom Fund and Jacob Small Cap Growth Fund).

Response:  The Registrant notes that each Fund’s fundamental policy with regard to concentration is to “make investments that will result in the concentration (as that term may be defined in the 1940 Act, any rules or orders thereunder, or SEC staff interpretation thereof) of its total assets in securities of issuers in any one industry (other than securities issued or guaranteed by the U.S. government or any of its agencies or instrumentalities or securities of other investment companies).” The subsequent disclosure regarding concentration is explanatory and not included in each Fund’s fundamental investment policy. Such disclosure notes that each Fund may not invest 25% or more of its total assets in securities of issuers in any one industry (other than for certain securities). The Registrant does not propose to make any revisions to the explanatory language at this time.

* * *

Should you have any questions or concerns regarding any of the above, please contact me at (215) 564-8198 or David F. Roeber, Esq. at (215) 564-8179.

Sincerely,

/s/ Michael P. O’Hare
Michael P. O’Hare

cc:           Ryan Jacob
Frank Alexander

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